Exhibit 8.1

	Country of	2026	2025	2024
Particulars	incorporation	(%)	(%)	(%)
Sify Technologies (Singapore) Pte. Ltd.	Singapore	100	100	100
Sify Technologies North America Corporation	United States	100	100	100
Sify Data and Managed Services Limited	India	100	100	100
Sify Infinit Spaces Limited*	India	88.45	100	100
Sify Digital Services Limited	India	100	100	100
SKVR Software Solution Private Limited	India	94.34	100	-

* Pursuant to Conversion of Compulsorily Convertible Debentures and Compulsorily Convertible Preference Shares into equity Shares by Sify Infinit Spaces Limited on February 07,2026, the holding of Sify Technologies Limited stands reduced from 100% to 88.45%. Consequently, the holding in SKVR Software Solution Private Limited stands reduced from 100% to 94.34%.